Filed by Watson Wyatt Worldwide, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Companies:

Watson Wyatt Worldwide, Inc. (Commission File No. 001-16159)

Towers, Perrin, Forster & Crosby, Inc.

Jupiter Saturn Holding Company

Leadership Briefing June 28, 2009 Confidential

Welcome and Orientation to the Call Thank you for making the time to join this briefing on such short notice We have asked you to make this a priority because we have an important matter, critical to the future of our firm, to share with you We understand that this news may be unexpected and that you will have many questions; we will do our best to answer these fully However, please be aware that because of SEC rules and regulations we are limited in our ability to answer many of your questions. This meeting is intended to provide you, a leader of our firm, with a basic outline and more details will be forthcoming in the near term as materials are filed with the SEC In the coming days, please remember your role as a leader of this firm: people will look to you for leadership and follow your example By viewing this presentation and participating in the webcast, you agree to keep this information confidential

The Announcement Today, Towers Perrin and Watson Wyatt are announcing a merger of equals under which they will combine, under the name Towers Watson, subject to the conditions set forth in their definitive agreement Towers Perrin and Watson Wyatt shareholders* will both receive equal ownership immediately upon closing in Towers Watson Watson Wyatt CEO John J. Haley will serve the combined company as CEO; Towers Perrin CEO Mark V. Mactas will serve as President Towers Watson's Board will be comprised of equal designees from Towers Perrin and Watson Wyatt Note: The use of the term "shareholders" throughout this document includes a company’s shareholders plus employees at the company who currently hold or will receive equity incentive awards. More details will be available after the 8-K has been filed on Monday, June 29.

Agenda Deal Rationale Organizational Highlights What Comes Next: Integration Process Your Role: Protocols & Guidelines Next Steps, Q&A and Recap

Deal Rationale Strategic Rationale for the Combination Strengthened Organizational Capabilities Increased Growth and Revenue Expanded Global Presence Greater Depth of Talent for Our Clients Enhanced Products and Services Greater Opportunities for Our People Increased Profitability Shared Values and Strong Strategic Alignment

Deal Rationale Expected Synergies and Benefits: Stakeholders Our Clients Our People Our Shareholders More comprehensive services A deeper talent pool Across a wider geographic footprint An expanded set of career opportunities Greater access to resources A broader network of colleagues Improved growth and investment potential Diversification of current business Economies of scale Expected cost savings

Deal Rationale Expected Cost Synergies Expected Cost Synergies: $80 MM potential synergy run rate by year 3 Expected One-Time Expenses: $80 MM, plus marketing expenses Expected to come from combined management teams and G&A Expected to come primarily within the first two years

Deal Rationale Spirit of the Integration Focus on continued commitment to client service Combine complementary and unique strengths of both organizations and draw upon our shared values to create a brighter future for our clients, our people, and our shareholders Make decisions with a focus on our future and a respect for our history: bringing together the best practices, capabilities, and assets from the current organizations, as well as developing new methods and approaches Commitment to open communication, including providing regular updates on integration milestones and soliciting feedback from stakeholders, subject to limitations imposed by applicable laws

Deal Rationale Watson Wyatt’s Perspective The combination with Towers Perrin is consistent with our overall growth strategy, and will: Allow us to achieve our strategy more quickly than the alternatives – organic growth and / or smaller acquisitions Position us for success and increase our geographic footprint and service offerings This is the next logical step in our evolution to be a leader in every region and practice which we serve In assessing potential business combinations, we have three criteria: Strategic fit Cultural fit Clear financial benefits We believe this transaction meets all three criteria

Agenda Deal Rationale Organizational Highlights What Comes Next: Integration Process Your Role: Protocols & Guidelines Next Steps, Q&A and Recap

Organizational Highlights Organizational Structure The Chief Executive Officer of Towers Watson will be John J. Haley Reporting to the CEO will be the President, the corporate functions, and the CAO Mark V. Mactas will be President of Towers Watson Reporting to the President will be the business segments and geographies Towers Watson will organize its operations along three segments and four geographic regions: Benefits Risk & Financial Services Talent & Rewards North America Asia Pacific Latin America Europe, Middle East and Africa Organization Leadership Towers Watson leadership and operations will leverage the existing business, geographic, and functional capabilities of both parties IT Legal CDU Finance HR Marketing Office Services

Organizational Highlights Board Structure Towers Watson’s board will be comprised of equal designees of Towers Perrin and Watson Wyatt Towers Perrin Internal: 2 Board Members Mark Mactas Other TBD Watson Wyatt Internal: 2 Board Members John Haley Other TBD Towers Perrin Independents: 4 Board Members Watson Wyatt Independents: 4 Board Members Board Composition

Organizational Highlights Business Segments: Benefits Benefits Leader: Gene Wickes Current Business Units Towers Perrin Watson Wyatt Retirement Health & Welfare Retirement Group & Health Care International TAS

Organizational Highlights Business Segments: Risk & Financial Services Risk & Financial Services Leader: Tricia Guinn Current Business Units Towers Perrin Watson Wyatt Tillinghast Reinsurance Retirement Risk Solutions Asset Consulting Investment Consulting Group Insurance and Financial Services

Organizational Highlights Business Segments: Talent & Rewards Talent & Rewards Leader: Julie Gebauer Current Business Units Towers Perrin Watson Wyatt Executive Compensation and Rewards Change Implementation TP-ISR (Research & Surveys) Workforce Effectiveness HCG Data Services Communication

Organizational Highlights Geographic Operations North America Leader: Jim Foreman Latin America Leader: Luiz-Roberto Gouvea EMEA Leader: Babloo Ramamurthy Asia Pacific Leader: Bob Charles

Agenda Deal Rationale Organizational Highlights What Comes Next: Integration Process Your Role: Protocols & Guidelines Next Steps, Q&A and Recap

Integration Process Integration Leadership Kevin Meehan Bob Hogan The Integration Leadership Team will be tasked with driving all aspects of the integration process, including: Developing the integration strategy Setting-up the integration program Maintaining collaborative communication between Towers Perrin and Watson Wyatt partners Integration planning Post-closing implementation CFO of Towers Perrin and Towers Perrin Board Member Previously served as COO and Managing Director of the Human Capital Group Joined Towers Perrin in1979 N.A. Regional Manager for Watson Wyatt Previously served as the managing consultant for the Washington, D.C., office and as a Watson Wyatt Board Member Joined Watson Wyatt in 1983 A highly-qualified leadership team has been selected to ensure that integration planning progresses as smoothly as possible Because of their proven leadership at Towers Perrin and Watson Wyatt, respectively, Bob Hogan and Kevin Meehan will lead the integration planning efforts

 Integration Process Integration Planning Team Architecture Integration Leadership Integration Office North America Geographies EMEA APAC Latin America Segments Benefits Risk & Financial Services Functions Executive Leadership Talent & Rewards Communication & Change People Clean Team Finance Support Support Teams Enterprise Team Several teams will work to plan the integration over the coming months; more information will be provided on their composition and activities in the coming days and weeks IT Support IT Legal CDU HR Finance Marketing Office Services

Integration Process Expected Timing and Milestones The transaction is subject to approval by the Towers Perrin shareholders entitled to vote and Watson Wyatt’s stockholders, and the satisfaction of customary closing conditions and regulatory review and approvals, including competition reviews in the U.S. and other countries. Subject to satisfaction of these conditions, the companies anticipate a shareholder vote in the fourth quarter of 2009 and a closing date shortly thereafter Integration planning can begin immediately However, the actual integration of our two organizations will begin following the combination’s closing, and will be phased over the course of the subsequent 12 – 24 months We ask for your support throughout the process Remember: both parties must continue to act as separate and independent companies until the closing date of the combination

Integration Process Announcement Details: Timeline (1 of 2) After press release is distributed, email delivered to all associates 09:15 EDT: Announcement distributed by press release 18:00 EDT: Email sent to major clients Sunday By End of Day: Establish initial contact with all clients = events in which you, as leaders, have an important role to play Monday 08:30 EDT: Joint analyst call and web-conference with Q&A 06:30 EDT: Form 8-K filed with merger agreement attached

JJH & MVM to host joint global webcast Integration Process Announcement Details: Timeline (2 of 2) Month 1 The first week JJH & MVM and / or other senior leaders to begin briefings in major geographic hubs Local ‘Town Hall’ sessions to begin in each office, including all staff, led by office leaders Local leaders to be prepared for ‘Town Hall’ sessions, including briefings on content, process, & tone = events in which you, as leaders, have an important role to play

Agenda Deal Rationale Organizational Highlights What Comes Next: Integration Process Your Role: Protocols & Guidelines Next Steps, Q&A and Recap

Protocols & Guidelines Roles and Responsibilities Role Responsibilities Supporting Materials Account Champions Plan communication for respective clients / buyer hubs Manage outreach to clients during announcement period Conduct, or appoint others to conduct, client communication Ensure ongoing continuity of service Feedback to integration leadership team FAQs Guidance for Account Managers Office Leaders Host Local Town Hall sessions during Week 1 or 2 Host Q&A sessions (optional) Feedback to Integration Team Guidance for Office Leaders FAQs Functional Leaders Ensure ongoing continuity of activity and service Maintain communication with staff FAQs Practice Leaders Ensure ongoing continuity of service Maintain communication with staff FAQs People Managers Outreach to direct reports during Weeks 1 and 2 Feedback to integration leadership team Guidance for People Managers FAQs Each of you will play an important role throughout the integration planning process; those in a particular position (in some cases, more than one) will be asked to assist with events in the coming days

 Protocols & Guidelines Relevant Protocols & Guidelines Protocols & Guidelines During the pre-close period, we must adhere to protocols and guidelines which inform our integration planning activities Permissible Activity Prohibited Activity

 Protocols & Guidelines Relevant Protocols & Guidelines Protocols and Guidelines Both parties must continue to act as separate and independent companies until close Where the two companies compete today, we must continue to compete until after closing The companies may not discuss competitive plans, contract negotiations, or bids for business pre-close The companies may not assign personnel to work at the other company until after close Personnel from one company may not direct or attempt to influence the actions of the other company’s personnel until after closing The companies may not exchange confidential, competitively sensitive information such as rates, discounts, or other terms offered to clients Given the sensitivity surrounding this phase of integration planning, rigorous protocols and guidelines must underpin all activities between announcement and close Non-Exhaustive

 Protocols & Guidelines Relevant Protocols: Permissible Activities Permissible Activity Post-close organizational planning Integration planning for client and non-client facing business units Determination of key leadership appointments Developing strategy for branding and related collateral needs Planning for real estate needs post-close Non-Exhaustive

 Protocols & Guidelines Relevant Protocols: Prohibited Activity There can be no collaboration on any service- or client-related activity prior to close Prohibited Activity Account planning for the new entity Joint bids or proposals Speaking to clients or prospects together Post-close marketing planning (e.g., pricing, competitive positioning, etc.) Exchanging sensitive client, business practice, or Intellectual Property data Non-Exhaustive

 Protocols & Guidelines SEC Filings Under the Securities Act, certain written communications relating to a business combination transaction must be filed with the SEC on the date of first use SEC filings are required to have certain specified legends at end of filing The purpose of this requirement is to make more information generally available to all shareholders, not just to a limited audience of financially sophisticated investors In order to ensure compliance with these requirements and to avoid inadvertently triggering unwanted public or SEC disclosure, the following actions are required: Mary Malone is Watson Wyatt’s spokesperson with respect to the proposed combination All external and internal requests or inquiries should be directed to Mary at mary.malone@watsonwyatt.com or 703-258-7841 Pre-clear all speeches, presentations and releases relating to the deal with counsel (to ensure, among other things, insertion of SEC legends and appropriate filing with the SEC, etc.)

Agenda Deal Rationale Organizational Highlights What Comes Next: Integration Process Your Role: Protocols & Guidelines Next Steps, Q&A and Recap

Relevant Group Activity For Completion By Account Champions Plan client outreach strategies This week Assign responsibilities for Week 1 communication This week Office Leaders If appropriate, organize an informal Q&A session in your office as soon as possible End of Week Organize a Town Hall session for Week 1 or 2; guidance to be provided End of Week 2 People Managers Schedule conversations with each direct report End of Week 2 All Follow all relevant guidelines and protocols during any discussions or activity relevant to integration planning Ongoing Make yourself available to address questions and concerns from your team Ongoing Share feedback on key themes / difficult questions which you encounter Ongoing Do all you can to ensure continued activity and client service Ongoing The table below provides an ‘activity checklist’ to summarize the areas in which you can play an invaluable role in the coming days and weeks Next Steps, Q&A and Recap Events and Activities

Next Steps, Q&A and Recap Leadership Toolkit During this call, you will receive these resources to facilitate your involvement in communication activities, and to assist you in answering questions in the coming days An initial list of FAQs, with answers to questions we expect you may be asked, which will be updated on an ongoing basis Protocols & Guidelines on appropriate behavior for internal stakeholders For People Managers: overview of process for outreach to reports For Account Managers: overview of client outreach planning process; communication tracker Note: This includes a request to review by 15:00 EDT today an Excel list that tracks major clients for an e-mail from our CEO For Office Leaders: overview of process for Q&A sessions; overview of process for Town Halls

Next Steps, Q&A and Recap Q & A Please take this opportunity to ask us any initial questions that may be on your mind However, you should be aware that because of applicable laws, we are limited in our ability to answer many of your questions. This meeting is intended to provide you with a basic outline and more details will be forthcoming in the near term as materials are filed with the SEC Please be patient, given the amount of activity which will be underway

Next Steps, Q&A and Recap Summary and Recap Strengthened Organizational Capabilities Increased Growth and Revenue Expanded Global Presence Greater Depth of Talent for Our Clients Enhanced Products and Services Greater Opportunities for Our People Increased Profitability Shared Values and Strong Strategic Alignment

 Where You Can Find Additional Information This communication was issued on June 28, 2009. Towers Perrin and Watson Wyatt have formed a company, Jupiter Saturn Holding Company (the "Holding Company"), which will file a registration statement on Form S-4 with the Securities and Exchange Commission (the "Commission") that will contain a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TOWERS PERRIN, WATSON WYATT, THE HOLDING COMPANY AND THE PROPOSED TRANSACTION. You will be able to obtain the joint proxy statement/prospectus (when it becomes available) and the other documents filed with the Commission free of charge at the Commission’s website, www.sec.gov. In addition, you may obtain free copies of the joint proxy statement/prospectus (when it becomes available) and the other documents filed by Towers Perrin, Watson Wyatt and the Holding Company with the Commission by requesting them in writing from Towers Perrin, One Stamford Plaza, 263 Tresser Boulevard, Stamford CT. 06901-3225, Attention: Marketing, or by telephone at 203-326-5400, or from Watson Wyatt, 901 N. Glebe Rd., Arlington, VA. 22203, Attention: Investor Relations, or by telephone at 703-258-8000. Towers Perrin, Watson Wyatt, the Holding Company and their respective directors and executive officers may be deemed under the rules of the Commission to be participants in the solicitation of proxies from the stockholders of Watson Wyatt. A list of the names of those directors and executive officers and descriptions of their interests in Towers Perrin, Watson Wyatt and the Holding Company will be contained in the joint proxy statement/prospectus which will be filed by the Holding Company with the Commission. Stockholders may obtain additional information about the interests of the directors and executive officers in the proposed transaction by reading the joint proxy statement/prospectus when it becomes available.

Forward-Looking Statements This document contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these statements and other forward-looking statements in this document by words such as "may", "will", “would”, "expect", "anticipate", "believe", "estimate", "plan", "intend", "continue", or similar words, expressions or the negative of such terms or other comparable terminology. These statements include, but are not limited to, the benefits of the business combination transaction involving Towers Perrin and Watson Wyatt, including the combined company’s future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Towers Perrin’s and Watson Wyatt’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Towers Perrin shareholders and Watson Wyatt stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that anticipated cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the ability to recruit and retain qualified employees and to retain client relationships; the combined company’s ability to make acquisitions, on which its growth depends, and its ability to integrate or manage such acquired businesses; and the risk that a significant or prolonged economic downturn could have a material adverse effect on the combined company’s business, financial condition and results of operations. Additional risks and factors are identified under "Risk Factors" in Watson Wyatt’s Annual Report on Form 10-K filed on August 15, 2008, which is on file with the SEC, and under "Risk Factors" in the joint proxy statement/prospectus that will be filed by Jupiter Saturn Holding Company. You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature. None of Jupiter Saturn Holding Company, Towers Perrin or Watson Wyatt undertakes an obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise.

Subject Line: Towers Perrin and Watson Wyatt Have Agreed to Combine

Confidential for internal use only

Dear all,

I am pleased to share with you important and exciting news about the future of our firm.  Towers Perrin and Watson Wyatt have agreed to combine in a merger of equals and form a new firm, which will be called Towers Watson.

The combination of Towers Perrin and Watson Wyatt into one company will create an organization that is among the world’s leading professional services firms.  Together, we will have an enhanced ability to offer clients a broader range of services and a larger global footprint.  We will be well-positioned in the marketplace for Benefits, Risk & Financial Services, and Talent & Rewards.  We will have a more comprehensive set of services and deeper resources to serve our clients by bringing together the extensive expertise of our respective organizations.  For our people, we believe that this will lead to an expanded set of career opportunities, greater access to resources, and a broader network of colleagues worldwide.

The business fit between our two firms is complementary and will build on our shared values of excellence, innovation, integrity, professionalism, collaboration and respect, as well as a long-standing emphasis on strong client relationships. While we have achieved a strong increase in revenue and profits, this combination will help us achieve our goal of being a leader in every region and practice in which we operate. In assessing potential business combinations, we have three criteria: strategic fit, cultural fit, and clear financial benefits — we believe this transaction meets all three criteria. This decision was made carefully and deliberately, with particular consideration given to the best interests of our clients, our people, and our stockholders. More details regarding the terms of the combination can be found in the attached press release.

Our priority during this time must be to continue to provide exceptional service and quality to our clients.  Thanks to your efforts, I know this will remain the foundation of our business.  We have developed a plan to inform our clients of this news; please do not reach out on behalf of the firm without discussing with your local leaders, and as always, if you are contacted by the media with inquiries, please forward them directly to David Popper at david.popper@watsonwyatt.com or 703.258.7582. Until the deal is closed, Towers Perrin and Watson Wyatt must act as separate and independent companies; where the two firms compete today, we must continue to compete.

I recognize that change of this magnitude can be both exciting and unknown, and that you will no doubt have many questions throughout this process.  We have developed a comprehensive communications plan and will provide regular updates and solicit feedback.  There will be organized events in the upcoming days to help you learn more, and I will personally be visiting many locations in the next few weeks to outline our vision for the future and listen to your thoughts and questions.  While U.S. federal securities law will govern how we address your questions, we encourage your thoughts and feedback, and will do our best to respond to each question, in a manner consistent with applicable laws.

In addition to the press release, attached are:

•                  An initial list of FAQs, which will be updated on an ongoing basis

•                  Protocols and Guidelines on the integration planning process — important reading for all of you, particularly those in client-facing roles

In the coming days, each office will hold an information session to provide more details, as well as offering a chance to ask questions of your local leaders.  In the meantime, if you have any comments, questions, or suggestions, we encourage you to send a note to the Integration Team mailbox by e-mailing [e-mail address].

I believe that this is a tremendous opportunity for our firm.  By combining the unique strengths of both organizations and drawing upon our shared values, we can create a brighter future for Watson Wyatt and our clients, people, and stockholders.  I look forward to sharing more details as they become available in the coming weeks.  In the meantime, your continued commitment to the firm and our clients is, as always, greatly appreciated.

Best regards,

John J. Haley

CEO, Watson Wyatt

Confidential for internal use only

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  You can identify these statements and other forward-looking statements in this document by words such as “may”, “will”, “would”, “expect”, “anticipate”, “believe”, “estimate”, “plan”, “intend”, “continue”, or similar words, expressions or the negative of such terms or other comparable terminology.  These statements include, but are not limited to, the benefits of the business combination transaction involving Towers Perrin and Watson Wyatt, including the combined company’s future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of Towers Perrin’s and Watson Wyatt’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements:  the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Towers Perrin shareholders and Watson Wyatt stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that anticipated cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the ability to recruit and retain qualified employees and to retain client relationships; the combined company’s ability to make acquisitions, on which its growth depends, and its ability to integrate or manage such acquired businesses; and the risk that a significant or prolonged economic downturn could have a material adverse effect on the combined company’s business, financial condition and results of operations.  Additional risks and factors are identified under “Risk Factors” in Watson Wyatt’s Annual Report on Form 10-K filed on August 15, 2008, which is on file with the SEC, and under “Risk Factors” in the joint proxy statement/prospectus that will be filed by Jupiter Saturn Holding Company.

You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature.  None of Jupiter Saturn Holding Company, Towers Perrin or Watson Wyatt undertakes an obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise.

Where You Can Find Additional Information

This communication was issued on June 28, 2009.  Towers Perrin and Watson Wyatt have formed a company, Jupiter Saturn Holding Company (the “Holding Company”), which will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that will contain a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction.  YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TOWERS PERRIN, WATSON WYATT, THE HOLDING COMPANY AND THE PROPOSED TRANSACTION.  You will be able to obtain the joint proxy statement/prospectus (when it becomes available) and the other documents filed with the Commission free of charge at the Commission’s website, www.sec.gov.  In addition, you may obtain free copies of the joint proxy statement/prospectus (when it becomes available) and the other documents filed by Towers Perrin, Watson Wyatt and the Holding Company with the Commission by requesting them in writing from Towers Perrin, One Stamford Plaza, 263 Tresser Boulevard, Stamford CT. 06901-3225, Attention: Marketing, or by telephone at 203-326-5400, or from Watson Wyatt, 901 N. Glebe Rd., Arlington, VA. 22203, Attention: Investor Relations, or by telephone at 703-258-8000.

Towers Perrin, Watson Wyatt, the Holding Company and their respective directors and executive officers may be deemed under the rules of the Commission to be participants in the solicitation of proxies from the stockholders of Watson Wyatt.  A list of the names of those directors and executive officers and descriptions of their interests in Towers Perrin, Watson Wyatt and the Holding Company will be contained in the joint proxy statement/prospectus which will be filed by the Holding Company with the Commission.  Stockholders may obtain additional information about the interests of the directors and executive officers in the proposed transaction by reading the joint proxy statement/prospectus when it becomes available.

Confidential

Watson Wyatt

‘Frequently Asked Questions’ About The Deal

1.     Rationale

a.     What is the reason for the combination?

b.     How will this change benefit our clients? Our people? Our shareholders?

c.     Why is this the best way forward for Watson Wyatt?

2.     The Deal

a.     What are the terms of the deal?

b.     I’ve heard that there is no such thing as a merger of equals; how will this work in practice?

c.     What happens if the combination does not go through?

3.     Organizational Structure

a.     How will Towers Watson be structured?

b.     How will the Board of Towers Watson be structured?

c.     What will be the management structure of Towers Watson?

d.     Will we look for cost savings and/or redundancies and staff reductions? When will this be decided?

4.     Brand

a.     What will be the new brand?

b.     Will our core values change?

5.     Client Contact/Issues

a.     What are we telling clients about the combination?

6.     Implications

a.     What will be the main focus areas for Towers Watson?

b.     How will my business unit fit into these new focus areas?

c.     Will we maintain our partnerships and strategic alliances in various geographic locations?

7.     Timing and Process

a.     What is the planned timeline for finalizing the combination?

1.     Rationale

a.     What is the reason for the combination?

The main reasons we have chosen to plan this combination are:

•      Strengthened Organizational Capabilities: Towers Watson will be stronger than the sum of its parts, positioned for industry leadership long into the future.

•      Expanded Global Presence with Geographically Diverse Revenue Base: The combination will expand our global footprint to optimize service, global reach, and seamless delivery for our clients.

•      Enhanced Products and Services: Towers Watson will focus its operations on three segments: Benefits, Risk & Financial Services, and Talent & Rewards.  These will build on existing thought leadership and research, and will be supported by a more comprehensive set of services, from strategic advice to solutions and implementation.

Together, Towers Perrin and Watson Wyatt will create an organization that is among the world’s leading professional services firms.

b.     How will this change benefit our clients? Our people? Our shareholders?

We expect that this combination will benefit our clients, people, and shareholders in the following ways:

•      For our clients, we will provide more comprehensive services and a deeper talent pool across a wider geographic footprint.

•      For our people, we will offer an expanded set of career opportunities, greater access to resources, and a broader network of colleagues.

•      For our shareholders, we expect to realize improved growth and investment potential, a diversification of our current business, economies of scale, and cost savings. Note that the use of the term “shareholders” throughout this document includes a company’s shareholders plus employees at the company who currently hold or will receive equity incentive awards. More details will be available after the 8-K has been filed on Monday, June 29.

c.     Why is this the best way forward for Watson Wyatt?

Our Board believes this is the best way to position Watson Wyatt for future success.  Towers Watson will be created from two extremely strong foundations, and Towers Watson will be stronger than each of its predecessor companies.  Towers Watson will be a leader in each of its business segments and will have an indisputable strength in its geographic diversity.

For Watson Wyatt, this is the next logical step in our evolution to be a leader in every service we offer. The combination with Towers Perrin is consistent with our overall growth strategy, and we expect it will allow us to achieve this strategy more quickly than the alternatives — organic growth and / or smaller acquisitions. In assessing potential business combinations, we have three criteria: strategic fit, cultural fit, and clear financial benefits. We believe this transaction meets all three criteria.

2.     The Deal

a.     What are the terms of the deal?

Under the terms of the agreement, Watson Wyatt shareholders will be entitled to receive fifty percent of the combined company’s shares on a fully diluted basis. Towers Watson shares issued to Watson Wyatt shareholders in the deal will be freely tradable.

Towers Perrin shareholders, who are all active Towers Perrin employees, plus a group of Towers Perrin employees to be designated to receive certain equity incentive awards, will be entitled to receive fifty percent of the combined company’s shares on a fully diluted basis. Towers Watson shares issued to Towers Perrin shareholders will be restricted shares that become freely tradable over a period of one to four years. More information will be available after the 8-K has been filed on Monday, June 29.

b.     I’ve heard that there is no such thing as a merger of equals; how will this work in practice?

The creation of Towers Watson will be a true partnership. First and foremost, the deal structure itself illustrates the equal nature of this combination.  Additionally, the leadership of both Towers Perrin and Watson Wyatt will be represented at all levels of leadership of Towers Watson.  John Haley will be the CEO of Towers Watson; reporting to him will be the President, the corporate functions, and the CAO. Mark Mactas will be the President of Towers Watson; reporting to him will be the business segments and geographic regions. The Board of Directors, Towers Watson’s primary governance body, will include equal designees from Towers Perrin and Watson Wyatt.

As we work to plan the details of the combination, representatives from both firms will be participating actively in the integration planning process, working side-by-side to plan the future for Towers Watson.

c.     What happens if the combination does not go through?

We fully expect that the combination will go through as planned, subject to obtaining all required regulatory and shareholder approvals. Unless and until the deal is closed, Towers Perrin and Watson Wyatt must act as separate and independent companies; where the two firms compete today, we must continue to compete.  If the deal does not close, then Towers Perrin and Watson Wyatt will continue to operate separately and independently.

3.     Organizational Structure

a.     How will Towers Watson be structured?

The new structure of Towers Watson is designed to combine the best of both organizations. Towers Watson will organize its operations along three business segments…

•      Benefits

•      Risk & Financial Services

•      Talent & Rewards

…and four geographic regions:

•      North America

•      Europe, Middle East and Africa

•      Asia Pacific

•      Latin America

These business segments and geographies will be supported by seven corporate functions:

•      IT

•      Legal

•      Corporate Development

•      Finance

•      HR

•      Marketing

•      Office Services

b.     How will the Board of Towers Watson be structured?

The Board of Towers Watson will be comprised of 12 members with 6 designated by Towers Perrin and 6 designated by Watson Wyatt:

•      4 independent members, designated by Towers Perrin

•      2 internal members from Towers Perrin: Mark Mactas and another member to be determined

•      4 independent members, designated by Watson Wyatt

•      2 internal members from Watson Wyatt: John Haley and another member to be determined

c.     What will be the management structure of Towers Watson?

Post-closing, John Haley will be the Chief Executive Officer.  Reporting to him will be the President, Mark Mactas, the corporate functions, and the CAO.  Reporting to Mark Mactas will be the business segments and geographies.

Two primary leadership bodies will manage the operations and activities of Towers Watson:

•      The Executive Committee will focus on policy and strategy for Towers Watson and will be led by John Haley

•      This committee will include Mark Mactas, the North American leader, the EMEA leader and the three business segment leaders

•      The Global Leadership Group will focus on operations and performance, and will be led by Mark Mactas

•      This committee will include global business leaders, geographic region leaders plus corporate functions

d.     Will we look for cost savings and/or redundancies and staff reductions? When will this be decided?

Potential cost synergies are expected to come primarily from combined management teams and general & administrative expenses. Implementing decisions involving synergies, investments, and other commitments will start immediately after the closing of the proposed combination; most will be completed over the subsequent 24 months.

4.     Brand

a.     What will be the new brand?

The new company will be called Towers Watson. The Integration Team will be working to provide more visibility on what Towers Watson’s brand stands for, as well as on its “look and feel”, as quickly as reasonably possible and will communicate additional information in the future, subject to applicable legal limitations.

b.     Will our core values change?

Towers Perrin and Watson Wyatt share the core values of excellence, innovation, integrity, professionalism, collaboration and respect; these will continue to be a priority at Towers Watson. Additionally, the firms share a long-standing emphasis on strong client relationships; this will continue to be our top priority.

5.     Client Contact/Issues

a.     What are we telling clients about the combination?

A letter from our CEO has been sent to a number of our biggest clients. In addition, Account Managers / Relationship Managers will share with clients the following core messages as relevant and appropriate:

•      The combination will create an organization that will be among the world’s leading professional services firms

•      The business fit between Towers Perrin and Watson Wyatt is complementary, and together we will have an enhanced ability to offer a broader range of services and a wider global footprint

•      We will have a more comprehensive set of offerings and deeper resources to serve clients with the extensive expertise represented by our combined organization

•      Towers Perrin and Watson Wyatt share a long-standing emphasis on strong client relationships.  Our priority during this time will continue to be our commitment to our valued clients

•      Throughout the integration planning process, clients can expect open lines of communication from us, subject to applicable legal limitations

•      Clients should feel free to contact us with ideas or suggestions as to how we can best serve them throughout this process, and in the future

•      We value the opportunity to work with our clients and we look forward to our continued relationships

6.     Implications

a.     What will be the main focus areas for Towers Watson?

Towers Watson will focus on three key business segments:

•      Benefits

•      Risk & Financial Services

•      Talent & Rewards

As part of the integration planning process, the leaders of each of these segments will work to create an implementation strategy related to key product and service areas.

b.     How will my business unit fit into these new focus areas?

Organized into the areas of Benefits, Risk & Financial Services, and Talent & Rewards, Towers Watson will combine elements of current Towers Perrin and Watson Wyatt business units:

Benefits:

•      Towers Perrin: Retirement, Health & Welfare

•      Watson Wyatt: Retirement, Group & Health Care, International, TAS

Risk & Financial Services:

•      Towers Perrin: Tillinghast, Reinsurance, Retirement Risk Solutions, Asset Consulting

•      Watson Wyatt: Investment Consulting Group, Insurance and Financial Services

Talent & Rewards:

•      Towers Perrin: Executive Compensation and Rewards, Change Implementation, TP-ISR (Research & Surveys), Workforce Effectiveness

•      Watson Wyatt: HCG, Data Services, Communication

c.     Will we maintain our partnerships and strategic alliances in various geographic locations?

We value all of our long-term relationships with our partners. During this time, we will maintain an open dialogue and communicate to the extent possible, as information becomes available and subject to applicable legal limitations. Until the transaction closes and we can meet with our counterparts, we do not know what our total geographic coverage needs will be.  We will have adequate time to work with all of our partners on the best arrangement going forward, once we have more details after the transaction has closed.

In the meantime, we will not be marketing ourselves as a combined firm. Unless or until our partners or alliances hear differently, they should continue to market their firms / alliances as they did before the announcement.

7.     Timing and Process

a.     What is the planned timeline for finalizing the combination?

The transaction is subject to approval by Watson Wyatt’s stockholders and Towers Perrin’s shareholders who are eligible to vote, and the satisfaction of customary closing conditions and regulatory review and approvals, including competition reviews in the U.S. and other countries. Subject to satisfaction of these conditions, the companies anticipate a shareholder vote in the fourth quarter of 2009 and a closing date shortly thereafter.

Integration planning can begin immediately. However, the actual integration of our two organizations will begin following the combination’s closing, and will be phased over the course of the subsequent 12 — 24 months. We ask for your ideas, support, and patience throughout the process.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  You can identify these statements and other forward-looking statements in this document by words such as “may”, “will”, “would”, “expect”, “anticipate”, “believe”, “estimate”, “plan”, “intend”, “continue”, or similar words, expressions or the negative of such terms or other comparable terminology.  These statements include, but are not limited to, the benefits of the business combination transaction involving Towers Perrin and Watson Wyatt, including the combined company’s future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of Towers Perrin’s and Watson Wyatt’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements:  the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Towers Perrin shareholders and Watson Wyatt stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that anticipated cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the ability to recruit and retain qualified employees and to retain client relationships; the combined company’s ability to make acquisitions, on which its growth depends, and its ability to integrate or manage such acquired businesses; and the risk that a significant or prolonged economic downturn could have a material adverse effect on the combined company’s business, financial condition and results of operations.  Additional risks and factors are identified under “Risk Factors” in Watson Wyatt’s Annual Report on Form 10-K filed on August 15, 2008, which is on file with the SEC, and under “Risk Factors” in the joint proxy statement/prospectus that will be filed by Jupiter Saturn Holding Company.

You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature.  None of Jupiter Saturn Holding Company, Towers Perrin or Watson Wyatt undertakes an obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise.

Where You Can Find Additional Information

This communication was issued on June 28, 2009.  Towers Perrin and Watson Wyatt have formed a company, Jupiter Saturn Holding Company (the “Holding Company”), which will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that will contain a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction.  YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TOWERS PERRIN, WATSON WYATT, THE HOLDING COMPANY AND THE PROPOSED TRANSACTION.  You will be able to obtain the joint proxy statement/prospectus (when it becomes available) and the other documents filed with the Commission free of charge at the Commission’s website, www.sec.gov.  In addition, you may obtain free copies of the joint proxy statement/prospectus (when it becomes available) and the other documents filed by Towers Perrin, Watson Wyatt and the Holding Company with the Commission by requesting them in writing from Towers Perrin, One Stamford Plaza, 263 Tresser Boulevard, Stamford CT. 06901-3225, Attention: Marketing, or by telephone at 203-326-5400, or from Watson Wyatt, 901 N. Glebe Rd., Arlington, VA. 22203, Attention: Investor Relations, or by telephone at 703-258-8000.

Towers Perrin, Watson Wyatt, the Holding Company and their respective directors and executive officers may be deemed under the rules of the Commission to be participants in the solicitation of proxies from the stockholders of Watson Wyatt.  A list of the names of those directors and executive officers and descriptions of their interests in Towers Perrin, Watson Wyatt and the Holding Company will be contained in the joint proxy statement/prospectus which will be filed by the Holding Company with the Commission.  Stockholders may obtain additional information about the interests of the directors and executive officers in the proposed transaction by reading the joint proxy statement/prospectus when it becomes available.

Subject Line: Towers Perrin and Watson Wyatt Have Agreed to Combine

To our valued clients:

I am pleased to share important news with you today. Towers Perrin and Watson Wyatt have agreed to combine in a merger of equals and form a new firm, which will be called Towers Watson.

The combination of Towers Perrin and Watson Wyatt into one company will create an organization that is among the world’s leading professional services firms.  We will have deeper resources to serve you by bringing together the extensive expertise of our respective organizations.  We will deliver exceptional quality and seamless service in the areas of Benefits, Risk & Financial Services, and Talent & Rewards. The business fit between Towers Perrin and Watson Wyatt will be complementary, and together, we will have an enhanced ability to offer a broader range of services and a wider global footprint. Further highlights regarding the combination of Towers Perrin and Watson Wyatt can be found in the attached press release.

Towers Perrin and Watson Wyatt share an unwavering commitment to our clients, and our priority during this time is our service to you.  Until the deal is closed, Towers Perrin and Watson Wyatt must act as separate and independent companies, so there will be no changes until such time.

During our integration planning process, you can expect open lines of communication from us, subject to limitations imposed by applicable laws. We are open to your ideas and suggestions for how to best serve you. As always, we value the opportunity to work with you, and look forward to our continued relationship.

Best regards,

John J. Haley

CEO, Watson Wyatt

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  You can identify these statements and other forward-looking statements in this document by words such as “may”, “will”, “would”, “expect”, “anticipate”, “believe”, “estimate”, “plan”, “intend”, “continue”, or similar words, expressions or the negative of such terms or other comparable terminology.  These statements include, but are not limited to, the benefits of the business combination transaction involving Towers Perrin and Watson Wyatt, including the combined company’s future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of Towers Perrin’s and Watson Wyatt’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements:  the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Towers Perrin shareholders and Watson Wyatt stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that anticipated cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the ability to recruit and retain qualified employees and to retain client relationships; the combined company’s ability to make acquisitions, on which its growth depends, and its ability to integrate or manage such acquired businesses; and the risk that a significant or prolonged economic downturn could have a material adverse effect on the combined company’s business, financial condition and results of operations.  Additional risks and factors are identified under “Risk Factors” in Watson Wyatt’s Annual Report on Form 10-K filed on August 15, 2008, which is on file with the SEC, and under “Risk Factors” in the joint proxy statement/prospectus that will be filed by Jupiter Saturn Holding Company.

You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature.  None of Jupiter Saturn Holding Company, Towers Perrin or Watson Wyatt undertakes an obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise.

Where You Can Find Additional Information

This communication was issued on June 28, 2009.  Towers Perrin and Watson Wyatt have formed a company, Jupiter Saturn Holding Company (the “Holding Company”), which will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that will contain a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction.  YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TOWERS PERRIN, WATSON WYATT, THE HOLDING COMPANY AND THE PROPOSED TRANSACTION.  You will be able to obtain the joint proxy statement/prospectus (when it becomes available) and the other documents filed with the Commission free of charge at the Commission’s website, www.sec.gov.  In addition, you may obtain free copies of the joint proxy statement/prospectus (when it becomes available) and the other documents filed by Towers Perrin, Watson Wyatt and the Holding Company with the Commission by requesting them in writing from Towers Perrin, One Stamford Plaza, 263 Tresser Boulevard, Stamford CT. 06901-3225, Attention: Marketing, or by telephone at 203-326-5400, or from Watson Wyatt, 901 N. Glebe Rd., Arlington, VA. 22203, Attention: Investor Relations, or by telephone at 703-258-8000.

Towers Perrin, Watson Wyatt, the Holding Company and their respective directors and executive officers may be deemed under the rules of the Commission to be participants in the solicitation of proxies from the stockholders of Watson Wyatt.  A list of the names of those directors and executive officers and descriptions of their interests in Towers Perrin, Watson Wyatt and the Holding Company will be contained in the joint proxy statement/prospectus which will be filed by the Holding Company with the Commission.  Stockholders may obtain additional information about the interests of the directors and executive officers in the proposed transaction by reading the joint proxy statement/prospectus when it becomes available.

Towers Watson Creating a leading global professional services firm, well-positioned for sustained growth and profitability across all geographies and business segments June 29, 2009

Forward-Looking Statements This document contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these statements and other forward-looking statements in this document by words such as "may", "will", "would", "expect", "anticipate", "believe", "estimate", "plan", "intend", "continue", or similar words, expressions or the negative of such terms or other comparable terminology. These statements include, but are not limited to, the benefits of the business combination transaction involving Towers Perrin and Watson Wyatt, including the combined company’s future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Towers Perrin’s and Watson Wyatt’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Towers Perrin shareholders and Watson Wyatt stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that anticipated cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the ability to recruit and retain qualified employees and to retain client relationships; the combined company’s ability to make acquisitions, on which its growth depends, and its ability to integrate or manage such acquired businesses; and the risk that a significant or prolonged economic downturn could have a material adverse effect on the combined company’s business, financial condition and results of operations. Additional risks and factors are identified under "Risk Factors" in Watson Wyatt’s Annual Report on Form 10-K filed on August 15, 2008, which is on file with the SEC, and under "Risk Factors" in the joint proxy statement/prospectus that will be filed by Jupiter Saturn Holding Company. You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature. None of Jupiter Saturn Holding Company, Towers Perrin or Watson Wyatt undertakes an obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise.

Where You Can Find Additional Information This communication was issued on June 29, 2009. Towers Perrin and Watson Wyatt have formed a company, Jupiter Saturn Holding Company (the "Holding Company"), which will file a registration statement on Form S-4 with the Securities and Exchange Commission (the "Commission") that will contain a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TOWERS PERRIN, WATSON WYATT, THE HOLDING COMPANY AND THE PROPOSED TRANSACTION. You will be able to obtain the joint proxy statement/prospectus (when it becomes available) and the other documents filed with the Commission free of charge at the Commission’s website, www.sec.gov. In addition, you may obtain free copies of the joint proxy statement/prospectus (when it becomes available) and the other documents filed by Towers Perrin, Watson Wyatt and the Holding Company with the Commission by requesting them in writing from Towers Perrin, One Stamford Plaza, 263 Tresser Boulevard, Stamford, CT. 06901-3225, Attention: Marketing, or by telephone at 203-326-5400 or from Watson Wyatt, 901 N. Glebe Rd., Arlington, VA 22203, Attention: Investor Relations, or by telephone at 703-258-8000. Towers Perrin, Watson Wyatt, the Holding Company and their respective directors and executive officers may be deemed under the rules of the Commission to be participants in the solicitation of proxies from the stockholders of Watson Wyatt. A list of the names of those directors and executive officers and descriptions of their interests in Towers Perrin, Watson Wyatt and the Holding Company will be contained in the joint proxy statement/prospectus which will be filed by the Holding Company with the Commission. Stockholders may obtain additional information about the interests of the directors and executive officers in the proposed transaction by reading the joint proxy statement/prospectus when it becomes available.

Table of Contents The Transaction Towers Watson Key Takeaways 5 Summary of the Transaction 6 Our Strategic Rationale 7 What We Are Creating 8 This Is Towers Watson 9 Towers Watson Overview Revenues (Pro Forma) 10 Benefits 11 Risk and Financial Services 12 Talent and Rewards 13 This Is What We Look Like (Pro Forma) 14 Driving Value Synergies 15 Integration 16 Stakeholders 17 Where Our Growth Will Come From 18 We Are Building From A Strong Base 19 Towers Watson Key Takeaways 20

Towers Watson Key Takeaways Creates one of the world’s leading professional services firms Well-positioned for sustained growth and profitability More attractive financial profile with stronger cash flows, more diversified revenues Compelling and complementary strategic fit Further strengthens core service lines of both companies Enhanced portfolio of proven offerings for clients Tremendous global reach and service breadth to meet growing needs of world’s largest multinational corporations

Summary of the Transaction Merger of Equals Towers Perrin and Watson Wyatt shareholders will each receive 50% of Towers Watson At closing, a $200 million voluntary cash/note election will be offered to certain Towers Perrin shareholders Towers Perrin shareholders meeting defined age and service criteria may elect instead to receive a combination of consideration including cash and one-year notes, and in certain cases, Towers Watson shares that will be freely tradable in one year. The pool of cash and notes available for these elections is expected to be approximately $200 million, but may be adjusted Expect approximately 81 million shares outstanding after the merger, based on Watson Wyatt’s current share price Anticipate shareholder vote in fourth quarter 2009 and closing as soon as possible thereafter

Our Strategic Rationale Improved growth prospects from broader service offerings Increased investment potential Greater profitability from economies of scale Geographically diverse revenue base Leading actuarial provider in world’s largest markets for retirement consulting Strong presence in 38 countries Leader in all business segments Core service strengths amplified Enhanced portfolio of proven offerings Deeper talent pool EXPANDED GLOBAL PRESENCE ENHANCED PRODUCTS AND SERVICES STRENGTHENED ORGANIZATIONAL CAPABILITIES

What We Are Creating Name: Towers Watson Revenue: > $3 billion (a) Board of Directors 12 Directors 6 each designated by Watson Wyatt and Towers Perrin Management John Haley will be CEO Mark Mactas will be President North America Europe, Middle East and Africa Asia-Pacific Latin America COMPANY ESSENTIALS ORGANIZATION GEOGRAPHIC DIVERSITY Benefits Risk and Financial Services Talent and Rewards (a) Based on calendar year 2008 revenues of Towers Perrin and Watson Wyatt. Creating a leading global professional services firm, well-positioned for sustained growth and profitability across all geographies and business segments

This is Towers Watson Clear global leader in Benefits, Risk and Financial Services, and Talent and Rewards Enhanced portfolio of proven offerings Sustainable growth opportunities Deep, long-standing relationships with Global 500 companies Worldwide expertise and thought leadership Culture of integrity, professionalism and respect Stronger balance sheet and cash flows Greater liquidity for shareholders

Towers Watson Overview Revenues (Pro Forma) REVENUE BY GEOGRAPHY REVENUE BY SEGMENT ASIA-PACIFIC 6% NORTH AMERICA 56% EMEA 37% LATIN AMERICA 1% TALENT AND REWARDS 20% BENEFITS 55% RISK AND FINANCIAL SERVICES 23% OTHER 2% Based on calendar year 2008 revenues for Towers Perrin and Watson Wyatt. These are preliminary estimates based on currently available information, which is subject to change. It does not necessarily represent or indicate the future financial results Towers Watson will achieve after the transaction. Diversified revenue stream across geography and business segments

Towers Watson Overview Benefits Retirement International Health Care Consulting Technology and Administration Solutions Retirement Health and Welfare Leading actuarial service provider in U.S., U.K., Germany, The Netherlands and Brazil A leader in U.S. Health and Welfare consulting Broader client base for technology and administration solutions Global Leader In Benefits Consulting Revenue by Region (Pro Forma) WATSON WYATT TOWERS PERRIN TOWERS WATSON ASIA-PACIFIC 3% EMEA 33% NORTH AMERICA 63% LATIN AMERICA 1% Based on calendar year 2008 revenues for Towers Perrin and Watson Wyatt. These are preliminary estimates based on currently available information, which is subject to change. It does not necessarily represent or indicate the future financial results Towers Watson will achieve after the transaction.

Towers Watson Overview Risk and Financial Services Investment Consulting Insurance and Financial Services Risk Consulting and Software (Tillinghast) Reinsurance Brokerage Retirement Risk Solutions Stronger risk and insurance position: Towers Perrin’s leading capabilities in consulting, software and reinsurance brokerage complemented by WW’s strong European insurance consulting practice Broader client base for independent investment consulting services Comprehensive risk measurement and management offerings and tools # 4 in reinsurance brokerage globally Global Leader In Risk And Financial Services Revenue by Region (Pro Forma) WATSON WYATT TOWERS PERRIN TOWERS WATSON ASIA-PACIFIC 11% EMEA 50% NORTH AMERICA 38% LATIN AMERICA 1% Based on calendar year 2008 revenues for Towers Perrin and Watson Wyatt. These are preliminary estimates based on currently available information, which is subject to change. It does not necessarily represent or indicate the future financial results Towers Watson will achieve after the transaction.

Towers Watson Overview Talent and Rewards Human Capital Group Compensation Data Services Organizational Effectiveness Communication Global leader in Compensation and Rewards Consulting Change Implementation Research and Surveys Workforce Effectiveness Global leader in Compensation and Rewards consulting Deeper talent pool and more comprehensive service offerings Advanced research and survey techniques to shape innovative client solutions Improved Competitiveness Through Optimized Portfolio Revenue by Region (Pro Forma) WATSON WYATT TOWERS PERRIN TOWERS WATSON ASIA-PACIFIC 9% EMEA 29% NORTH AMERICA 60% LATIN AMERICA 2% Based on calendar year 2008 revenues for Towers Perrin and Watson Wyatt. These are preliminary estimates based on currently available information, which is subject to change. It does not necessarily represent or indicate the future financial results Towers Watson will achieve after the transaction.

This Is What We Look Like (Pro Forma) About $3.5 billion in combined 2008 revenue (a) Nearly $550 million in combined EBITDA in 2008(b) Expect 17%+ EBITDA margins post-integration (c) Approximately $50 million of expected annual amortization expense from intangibles (c) Approximately $170 million of stock-based compensation expected during first three years with over half in year one (c) (a) Based on calendar year 2008 revenues for Towers Perrin and Watson Wyatt. (b) Combined 2008 EBIDTA includes significant upward adjustments (i) to eliminate 2008 expenses relating to Towers Perrin compensation and benefits costs for professionals expected to terminate their employment at closing; (ii) to adjust 2008 distributions to Towers Perrin principals; and (iii) to conform the companies' pension accounting assumptions. These are preliminary adjustments based on currently available information and assumptions that are subject to change. It does not necessarily represent or indicate the future financial results Towers Watson will achieve after the transaction. (c) These are preliminary estimates based on currently available information, which is subject to change. It does not necessarily represent or indicate the future financial results Towers Watson will achieve after the transaction. Accretive to diluted Earnings Per Share within three years of completion of transaction

Driving Value: Synergies Economies of scale from consolidation of management consolidation of selected overhead processes Revenue synergies Office consolidation in common geographies COST SAVINGS ARE EXPECTED TO YIELD A YEAR THREE RUN-RATE OF $80 MILLION UPSIDE POTENTIAL Significant positive synergies are expected to be realized starting in year two

Driving Value: Integration Will combine unique strengths of both organizations Dedicated team charged with ensuring timely completion and realization of savings Expected one-time costs of approximately $80 million with majority in the first two years Expected non-cash charges from systems integration and conforming accounting policies INTEGRATION COSTS INTEGRATION APPROACH Will bring together the best practices, capabilities and assets from the current organizations

Driving Value: Stakeholders OUR CLIENTS OUR PEOPLE OUR SHAREHOLDERS More comprehensive services A deeper talent pool A wider geographic footprint An expanded set of career opportunities Greater access to resources A broader network of colleagues Improved growth and investment potential Diversification of current business Economies of scale/cost savings Creating significant benefits for all stakeholders

Where Our Growth Will Come From Attraction, retention and development of talent Compliance with changing regulations Shifting capital and labor markets Risk mitigation and management Financial markets restructuring Globalization Changing demographics MARKET TRENDS COMBINING FORCES Optimizing complementary services Bringing together deep talent pools Expanding global footprint

We Are Building From A Strong Base 6,300 employees in 26 countries Revenue of $1.7 billion in 2008 Successfully served large organizations for over 75 years Currently serves 75% of the global Fortune 1000 and 65% of the U.S. Fortune 500 Named “Best Consultancy of the Year” by Reactions Magazine in 3 of past 4 years TOWERS PERRIN WATSON WYATT 7,700 employees in 34 countries Revenue of $1.7 billion in 2008 Roots trace back to 1878 Currently serves over 75% of Fortune 100 companies, with many client relationships spanning several decades Named one of the best 400 big companies in America by Forbes GREATER THAN SUM OF THE FIRMS’ PARTS Clients benefit from combined core capabilities and particular strengths: Towers Perrin’s insurance consulting, reinsurance, health and welfare consulting, employee research, and Canadian presence Watson Wyatt’s technology and administration solutions, investment consulting, data services and European presence

Towers Watson Key Takeaways Creates one of the world’s leading professional services firms Well-positioned for sustained growth and profitability More attractive financial profile with stronger cash flows, more diversified revenues Compelling and complementary strategic fit Further strengthens core service lines of both companies Enhanced portfolio of proven offerings for clients Tremendous global reach and service breadth to meet growing needs of world’s largest multinational corporations